AMENDMENT NO. 1

TO

MASTER INVESTMENT ADVISORY AGREEMENT

This Amendment dated as of January 1, 2017, amends the Master Investment Advisory Agreement (the “Agreement”), dated February 25, 2013, between Invesco Securities Trust, a Delaware statutory trust, and Invesco Advisers, Inc., a Delaware corporation.

W I T N E S S E T H:

WHEREAS, the Trust desires to amend the Agreement to reduce the advisory fee payable by Invesco Balanced-Risk Aggressive Allocation Fund;

NOW, THEREFORE, the parties agree as follows;

1.	Appendix A and Appendix B to the Agreement are hereby deleted in their entirety and replaced with the following:

“APPENDIX A

FUNDS AND EFFECTIVE DATES

Name of Fund	Effective Date of Advisory Agreement
Invesco Balanced-Risk Aggressive Allocation Fund	February 25, 2013

The Trust shall pay the Adviser, out of the assets of a Fund, as full compensation for all services rendered, an advisory fee for such Fund set forth below. Such fee shall be calculated by applying the following annual rates to the average daily net assets of such Fund for the calendar year computed in the manner used for the determination of the net asset value of shares of such Fund.

Invesco Balanced-Risk Aggressive Allocation Fund

Net Assets	Annual Rate*
First $250 million	1.00%
Next $250 million	0.98%
Next $500 million	0.95%
Next $1.5 billion	0.93%
Next $2.5 billion	0.90%
Next $2.5 billion	0.88%
Next $2.5 billion	0.85%
Over $10 billion	0.83%

2.	In all other respects, the Agreement is hereby confirmed and remains in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers on the date first written above.

INVESCO SECURITIES TRUST

Attest:	/s/ Peter Davidson	By:	/s/ John M. Zerr
	Assistant Secretary		John M. Zerr
Senior Vice President

(SEAL)
INVESCO ADVISERS, INC.

Attest:	/s/ Peter Davidson	By:	/s/ John M. Zerr
	Assistant Secretary		John M. Zerr
Senior Vice President

(SEAL)